Filed pursuant to Rule 425
of the Securities Act of 1933
Filer:  Statoil ASA
Filer’s Exchange Act File No.: 1-15200
Norsk Hydro’s Exchange Act File No.: 1-9159

Disclaimer:

This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. Norsk Hydro shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Statoil’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, Statoil will make the effective registration statement available for free to Norsk Hydro’s shareholders in the United States.

From E&P employee magazine stat/aktueltmerger 1:

Merger plans well received

News of the merger of Hydro’s oil and gas activities with Statoil has been generally well received in Norway’s political circles, but has had a more mixed reception among the workforce.

Tore Torvund, head of Hydro’s oil and gas division, will become the new head of Exploration & Production Norway, with his head office in Stavanger.

Until the merger next autumn, both companies will continue to work as before. In the meantime, a special process will be launched to develop a name and logo for the new company with 31,000 employees and a total expected production this year of 1.9 million barrels of oil equivalent per day.

It was on the morning of Monday 18 December that Norway awoke to the news that the boards of the two companies had resolved to merge their oil and gas activities. Employee fora were held on the same day at most of the office sites in Norway. As early as 10.00, executive vice president Margareth Øvrum had assembled personnel at Sandsli in Bergen for an employee forum. She received spontaneous applause when she reported that she will lead the Technology & New Energy business area from the Bergen office. The meeting also assembled the largest numbver of people ever for an employee forum in this canteen.

About 5,000 Hydro personnel will join the merged company. Although Statoil is the acquiring company in purely legal terms, it was emphasised that this would be a merger of equal partners who will form a new Norwegian energy group.

Resigned from the works councils
The Statoil branches of the Industry Energy union and the Norwegian Union of Energy Workers (Safe) have resigned from the group’s works councils because they believe Statoil has failed to respect the provisions on worker participation in the general agreement between employers and unions in Norway. The Safe branch is worried that it will be yet more difficult to achieve genuine participation in a merged and even more privatised company.

“A merger with Hydro’s oil and gas division means a further privatisation of Statoil, and we must therefore expect an even more one-sided focus on the highest possible return,” states a press release from the branch.

“One of the key consideration for the unions in Statoil has been to prevent our jobs being demerged from the company and assigned to external contractors. A number of offshore operations and maintenance tasks in Hydro have just been given to external contractors. A merger could accordingly lead to further pressure in that direction within the component which comes from Statoil.

“The union believes that a merger of the two companies will be used as an excuse to remove posts in the administration, and will lead other functions to increased pressure to do more work than before with the same number of employees.

“The Safe branch will contribute to a public debate until the Storting (parliament) considers the decision to merge Statoil and Hydro’s oil and gas division. We will naturally also participate actively to ensure that employee rights are as fully protected as possible in the process which has now been initiated.”

“I believe that this will be positive for we Statoil employees,” says elected official Frode Mikkelsen in Industry Energy. “It has been said that nobody will lose their job, and I believe the management on that. We’re in a position where both Statoil and Hydro have problems in getting hold of the right expertise. Instead of fighting over the same resources, a number of benefits are offered by merging our activities right now, when times are good.”

In other words, he does not believe many compulsory redundancies will follow the merger, but nevertheless clearly sees that some functions will be duplicated and that a restructuring will be needed.

From the car park at Statoil’s Sandsli offices, Hydro’s neighbouring building is clearly visible. Mikkelsen is looking forward to seeing the fence between the two properties torn down and resources coordinated to run a strong energy company based on the NCS.

If Statoil and Hydro had not merged now, he fears that a foreign company would have acquired the latter. In his view, this would not have been the best solution either for Statoil as an oil company or Norway as a nation.

“Both Hydro and Statoil are working in the Gulf of Mexico,” he notes. “Statoil has a high level of expertise in deep water, and Hydro in shallower waters. Just imagine what a combined expertise we’ll have when we can coordinate our know-how and strengths in this area.”

Text: Dag-Tore Anfinsen

Management of the business areas will be as follows:
• Exploration & Production Norway: Tore Torvund, Stavanger
• International Exploration & Production: Peter Mellbye, Oslo
• Projects: Morten Ruud, Oslo
• Technology & New Energy: Margareth Øvrum, Bergen
• Natural Gas: Rune Bjørnson, Stavanger
• Manufacturing & Marketing: Jon Arnt Jacobsen, Stavanger

In addition, the corporate management team will embrace the following functions:
• Chief financial officer: Eldar Sætre
• Staff functions and corporate services: Hilde Aasheim

The canteen was full when Margareth Øvrum chaired an employee forum in Bergen on merging Statoil and Hydro.

Elected official Frode Mikkelsen in Industry Energy has a short walk from Statoil’s premises at Sandsli to Hydro’s office building.

Terje Overvik, executive vice president for Exploration & Production Norway (EPN)

A strengthened role as an energy supplier

Just before Christmas we experienced a historic milestone when it was made public that Statoil and Hydro wish to merge their oil and gas activities under one Norwegian-based company. The new company will be the world’s biggest offshore operator and strengthen Norway’s role as a leading energy supplier to the world market.

Statoil and Hydro have each developed expertise and technology which are recognised as among the best in the global energy sector. The merger will contribute to Norwegian continental shelf (NCS) activities becoming even more robust and ensuring their longevity. At the same time the merger will create an even firmer foundation for international focus.

The new company is estimated to have a combined production of 1.9 million barrels of oil equivalent (boe) per day in 2007 and proven oil and gas reserves of 6.3 billion boe. Our common effort in EPN will be an important contributor to achieving this goal.

The NCS is the cornerstone of Statoil’s activities and EPN has ambitions to maintain this position for a long time to come in the new company. The most important indicator of EPN’s value creation is production. Our production results and our ever-improving HSE results towards the goal of zero harm to people and the environment will be decisive for the company’s success.

EPN achieved good HSE results last year. Statistics show that the number of serious incidents has been significantly reduced and the frequency of incidents is levelling out. The number of gas leaks was halved in 2006 compared with the previous year and dropped object incidents have also decreased significantly. We must maintain this positive trend in order to further improve results in 2007.

We have had challenges in meeting our production targets for 2006 but we must continue to focus on securing maximum short-term production, supplementing with new volumes through exploration, improved recovery and maturing production projects. More tightly defined operations and business development combined with integrated operations (IO) will be highly decisive activities for achieving our goals in 2007.

Together we can be proud of the results EPN delivers. In working to achieve our goals for 2007, it is essential that we all pull our weight. The next few months will be particularly important in this respect. We will complete an extensive integration process between two organisations while at the same time having complete focus on daily activities within EPN. I am certain we can accomplish this together and that the key lies in each of us feeling a sense of responsibility towards the merger being a success.

I wish all of you a happy and productive New Year.

What do you think about the proposed Statoil/Hydro merger?

1.
Olav Solvik, Kollsnes:
“The news that Statoil and Hydro are to merge their petroleum activities did not come as a surprise to me. I believe that this was bound to happen, to get a company which is effective both nationally and internationally.”

2.
Anne Caterine Olsen, Gullfaks N:
“The issue of merging Statoil and Hydro’s petroleum activities has not been mentioned recently so it came as a surprise to me. It will be interesting to see whether this will lead to major changes for us Statoil employees.”

3.
Jørgen Andre Olsen, Statfjord C:
“I am interested in seeing how the new company will handle the question of human resources. It will also be exciting to see what the plans are for the future, especially with regard to commitments on the Norwegian continental shelf and internationally.”

4.
Per Normann Larsen, Kvitebjørn:
“The news that Statoil and Hydro are to merge their oil activities came as a bolt from the blue. For the companies this is probably a wise decision. Personally, I am eager to know whether the good pension schemes will be carried over into the new company.”